UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Swinging Pig Productions, Inc.

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

870780103

(CUSIP Number)

David Y. Choi
6162 Bristol Parkway
Culver City, California 90230
(818) 242-5853

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

	1.	Names of Reporting Persons. S.S or I.R.S. Identification No. of above persons.
David Y. Choi

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) IN

	5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization U.S.

	7.	Sole Voting Power 1,200,000
Number of
Shares	8.	Shared Voting Power 0
Beneficially Owned by Each
Reporting	9.	Sole Dispositive Power 1,200,000
Person With
	10.	Shared Dispositive Power 0

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000

	12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13.	Percent of Class Represented by Amount in Row (11) 55.35%

	14.	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer

This statement relates to shares of the $.001 par value common stock of Swinging Pig Productions, Inc., a Florida corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 36 Twinberry, Aliso Viejo, California 92656.

Item 2. Identity and Background

(a)	Name:	David Y. Choi.

(b)	Business Address:	6162 Bristol Parkway, Culver City, California 90230.

(c)	Present Principal Occupation:	Professor and Business Advisor.

(d)	Disclosure of Criminal Proceedings:	Mr. Choi has not been convicted in any criminal proceeding at any time.

(e)	Disclosure of Civil Proceedings:
Mr. Choi has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	Mr. Choi is a citizen of the U.S.

Item 3. Source and Amount of Funds or Other Consideration

On May 12, 2011, Mr. Choi purchased 600,000 common stock shares of the Issuer from Julie Mirman, the Issuer’s former president and director, pursuant to a Share Transfer Agreement, dated as of May 12, 2011, for the purchase price of $5,000.00.

On May 12, 2011, Mr. Choi purchased 600,000 common stock shares of the Issuer from Daniel Mirman, the Issuer’s former treasurer, secretary and director, pursuant to a Stock Purchase Agreement, dated as of May 12, 2011, for the purchase price of $5,000.00.

The funds used by Mr. Choi to purchase the shares were personal funds of Mr. Choi.

Item 4. Purpose of Transaction

The shares of beneficial interest owned by Mr. Choi were acquired from Julie Mirman and Daniel Mirman as described in Item 3 and are held for investment purposes.

Item 5. Interest in Securities of the Issuer

Mr. Choi beneficially owns an aggregate of 1,200,000 shares of the Issuer’s common stock as follows:

(a) Mr. Choi directly and personally owns 1,200,000 shares of the Issuer’s common stock which comprises 55.35% of the Issuer’s total issued and outstanding shares.

(b) Mr. Choi has sole voting and dispositive power as to the 1,200,000 shares he owns directly.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

The following documents are included as exhibits to this Schedule 13D:

Number	Exhibit

99.1	Share Transfer Agreement between Julie Mirman and David Choi.

99.2	Stock Purchase Agreement between Daniel Mirman and David Choi.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2011

/s/ David Y. Choi
David Y. Choi

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)